As filed with the U.S. Securities and Exchange Commission on February 18, 2026
Registration No. 333-291763

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No. 1	[X]
(Check appropriate box or boxes)

PROFESSIONALLY MANAGED PORTFOLIOS
(Exact Name of Registrant as Specified in Charter)
 615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (626) 914-7363

Jason F. Hadler
Professionally Managed Portfolios
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)
Copy to:
Rachael Schwartz, Esq.
Sullivan & Worcester LLP
1251 Avenue of the Americas, 19th Floor
New York, New York 10020

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.
This post-effective amendment No. 1 to the Registration Statement on Form N-14 of the Registrant is being filed solely to provide Exhibit (12) to Part C of the Registration Statement previously filed with the Commission on November 24, 2025.
Parts A and B of the Registration Statement filed with the Commission on November 24, 2025, and the definitive versions thereof filed with the SEC on December 29, 2025 pursuant to Rule 497 under the Securities Act are incorporated by reference herein.

PART C
OTHER INFORMATION
Item 15. Indemnification
Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust, Article VI of Registrant’s Amended and Restated By-Laws and Paragraph 7 of the Distribution Agreement.
    Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”
Item 16. Exhibits

(1)
Second Amended and Restated Agreement and Declaration of Trust dated November 13, 2024, is herein incorporated by reference from Post Effective Amendment No. 880 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on November 28, 2024.

(2)
Amended and Restated By-Laws, amended as of February 16, 2022, is herein incorporated by reference from Post-Effective Amendment No. 833 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 28, 2022.

(3)			Not applicable.
(4)			Form of the Agreement and Plan of Reorganization is attached to Part A of Form N-14 as an appendix (“Appendix A”).
(5)			Instruments Defining Rights of Security Holders are herein incorporated by reference from the Trust’s Declaration of Trust and By-Laws.
(6)	(a)
Investment Advisory Agreement between the Trust, on behalf of the Pabrai Wagons ETF, and Dhandho Funds LLC was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.

(7)	(a)
ETF Distribution Agreement dated August 7, 2023, between the Trust and Quasar Distributors, LLC is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

		(i)	Amendment to the ETF Distribution Agreement on behalf of the Pabrai Wagons ETF was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.
(8)			Not applicable.
(9)	(a)
Custody Agreement dated August 10, 2023, between the Trust and U.S. Bank National Association is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

		(i)	Amendment to the Custody Agreement on behalf of the Pabrai Wagons ETF was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.
(10)	(a)		Rule 12b-1 Distribution Plan for the Pabrai Wagons ETF was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.
(11)			Opinion of Counsel regarding certain tax matters was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.
(12)			Opinion of Counsel regarding certain tax matters — filed herewith.

(13)	(a)
Fund Servicing Agreement between the Trust and U.S. Bancorp Fund Services, LLC is herein incorporated by reference from Post-Effective Amendment No. 860 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 21, 2023.

(i)
Form of Amendment to the Fund Servicing Agreement on behalf of the Pabrai Wagons Fund, is herein incorporated by reference from Post-Effective Amendment No. 862 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on September 26, 2023.

		(ii)	Amendment to the Fund Servicing Agreement on behalf of the Pabrai Wagons ETF was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.
(14)			Consent of Independent Registered Public Accounting Firm was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.
(15)			Not applicable.
(16)	(a)
Power of Attorney for Ashi S. Parikh, Cynthia M. Fornelli, Kathleen T. Barr, Eric W. Falkeis, and Steven J. Paggioli dated November 18, 2025 was previously filed with the Trust's filing on Form N-14 on November 24, 2025, and is incorporated by reference.

(17)	(a)
Prospectus and Statement of Additional Information of the Pabrai Wagons Fund dated October 31, 2025 is herein incorporated by reference from Post-Effective Amendment No. 896 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 27, 2025.

	(b)		The Target Funds’ Annual Report on Form N-CSR for the fiscal year ended June 30, 2025 was previously filed with the Trust’s Form N-CSR on September 9, 2025 and is incorporated by reference.
Item 17. Undertakings
(1)The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.
(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this registration statement on Form N-14 has been signed on behalf of the Registrant, in the City of Milwaukee, State of Wisconsin, on February 18, 2026.

Professionally Managed Portfolios

By: /s/ Jason Hadler
Jason Hadler
President, Chief Executive Officer and Principal Executive Officer

    Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Kathleen T. Barr*	Trustee	February 18, 2026
Kathleen T. Barr

Eric W. Falkeis*	Trustee	February 18, 2026
Eric W. Falkeis

Steven J. Paggioli*	Trustee	February 18, 2026
Steven J. Paggioli

Ashi S. Parikh*	Trustee	February 18, 2026
Ashi S. Parikh

Cynthia M. Fornelli*	Trustee	February 18, 2026
Cynthia M. Fornelli

/s/Jason F. Hadler	President and Principal	February 18, 2026
Jason F. Hadler	Executive Officer

/s/ Craig Benton	Vice President, Treasurer and Principal	February 18, 2026
Craig Benton	Financial and Accounting Officer

*By: /s/ Jason F. Hadler		February 18, 2026
Jason F. Hadler, Attorney-In Fact pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit	Exhibit Number
Opinion of Counsel regarding certain tax matters	EX.99.12